UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”) hereby informs the market that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN) (“CRV DTVM”), a subsidiary of Santander Brazil (the “Transaction”).

Currently, CRV DTVM renders third party fund administration services and, due to the Transaction, it will also concentrate the qualified custody services, as mentioned above.

The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A. (“Santander Spain”) and a group led by Warburg Pincus, a company leader in the private equity sector, including the investment company Singapur Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions of its units in Spain, Brazil and Mexico. The group led by Warburg Pincus will jointly hold 50% of such holding company.

The Transaction will allow Santander Group to increase its competitive force, by creating a regional leader in Latin America. For Santander Brazil, the enhancement and globalization of the qualified custody business will enable the dissemination of the most developed practices and technologies in the custody market for the benefit of its clients.

As a consequence of the Transaction, Santander Brazil will receive, on the closing date of the Transaction, the cash payment of approximately R$ 859 million, subject to adjustments due to equity variations occurred between the valuation date and the closing date of the Transaction, as well as any adjustments set forth in the definitive agreements of the Transaction. The proceeds will be used in Santander Brazil’s ordinary course of business.

As part of the Transaction, CRV DTVM will enter into with Santander Brazil a specialized services agreement establishing the general rules applicable to the qualified custody activities to Santander Brazil, subject to the rules enacted by the Brazilian Securities Commission – CVM.

The transfer of the custody of certain securities portfolios administrated by Santander Brazil to CRV DTVM will be subject to previous approvals by the clients, as well as the transfer of the custody of certain investment funds administrated by Santander Brazil to CRV DTVM will be subject to previous approvals of the quotaholders, gathered in general meetings duly convened for such purpose. Santander Brazil will remain as the funds’ administrator.

JUR_SP - 19255986v1 - 1453.356652

The closing of the Transaction will be subject to the formalities prescribed to the contracting, by Santander Brazil, of operations with related parties, including the obtainment of a favorable opinion by the Audit Committee and the approval by the Board of Directors, and to the fulfillment of certain conditions that are common to similar transactions, including obtainment of the applicable regulatory approvals. It is expected that the Transaction will close in this year’s last quarter.

São Paulo, June 19, 2014.

Carlos Alberto López Galán
Investors’ Relationship Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 19, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer